China SHESAYS Medical Cosmetology Inc.

May 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	China SHESAYS Cosmetology Inc.
Amendment No.1 to Registration Statement on Form S-1, filed February 10, 2011
File No. 333-171574

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 9, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on February 10, 2011 of Amendment No.1 to Registration Statement on Form S-1 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

References in this response letter to the “Registration Statement” are to our Pre-Effective Amendment No. 2 to the Form S-1 (File No. 333-171574), which we filed with the Commission separately via EDGAR today. In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment. Page number references contained in the responses below are to the amended Registration Statement. For the convenience of the Staff, we are enclosing in the Federal Express package one clean and marked copy of the Registration Statement. The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No.1 to Registration Statement.

General

1.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

RESPONSE: Please be advised that to facilitate the Staff’s review, we have provided our answer under each of the questions below:

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

RESPONSE:

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal controls over financial reporting refers to the process designed by, or under the supervision of our Chairman and Chief Executive Officer, Yixiang Zhang, and Chief Financial Officer, Wenbin Zhu, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on that evaluation, our management concluded that our internal controls over financial reporting was not effective, as of December 31, 2010, because management identified the following material weaknesses: (i) lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements; (ii) lack of standard chart of accounts and written accounting manual and closing procedures to facilitate preparation of financial statements under U.S. GAAP for financial reporting processes; (iii) lack of an audit committee or other independent oversight over our management and internal controls; and (iv) lack of independent directors.

We disclosed in the Section of Risk Factors on page 11 that currently we do not maintain an effective system of internal controls and may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our stock may be adversely impacted.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: Please be advised that we do not have an audit committee or internal audit function.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: Please be advised that we maintain our daily books and records in accordance with China Accounting Standards, instead of U.S. GAAP, as our operating company, Sichuan SHESAYS Cosmetology Hospital Co., Ltd. (“SHESAYS”), was incorporated under the laws of PRC China. At the end of each quarter, our consulting firm, Chief Innovation Investment Consulting (“Chief”), makes adjustments to our books and records to comply with U.S. GAAP for SEC reporting purposes. In this conversion process, we make all necessary and appropriate adjustments based upon our knowledge of U.S. GAAP.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

RESPONSE: Please be advised that our financial statements are prepared by our finance department. Our CFO is responsible for supervising the preparation of the financial statements.

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

RESPONSE: Our CFO is a China Certified Public Accountant. Ms. Zhu does not have formal training on U.S. GAAP. Her understanding of U.S. GAAP is based on her general knowledge about U.S. GAAP and the fact that China Accounting Standards shares a lot of similarities with U.S. GAAP. Ms. Zhu is planning to take seminars and training courses relating to U.S. GAAP in June 2011 in Shanghai to formally educate herself about U.S. GAAP.

the nature of his or her contractual or other relationship to you;

RESPONSE: Our CFO is a full-time employee of our company and we have entered a 10-year employment agreement with her, which expires on December 1, 2017.
whether he or she holds and maintains any professional designations such as Certified Public Accountant (US.) or Certified Management Accountant; and

RESPONSE: Our Chief Financial Officer is a China Certified Public Accountant. She does not maintain US professional designations such as Certified Public Accountant or Certified Management Accountant.

About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE: Our CFO has over 20 years of experience in financial management and internal control in China. During the preparation of our company to be listed in the U.S., she learned from the Company’s accounting advisory team to prepare the financial statements in accordance with U.S. GAAP. The accounting advisory team consists of our financial consultant Chief. She discussed with and learned from them when U.S. GAAP-related questions or issues arise.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

the name and address of the accounting firm or organization;

the qualifications of their employees who perform the services for your company;

how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: We retain a consulting firm, Chief, to assist preparing our financial statements and evaluating our internal control over financial reporting. Chief is based in Shenzhen, China. The employees who perform the consulting services for us have the relevant experience with U.S. GAAP. Although they do not hold U. S. certifications such as Certified Public Accountant (U.S.) or Certified Management Accountant, they have rich experience in their past practice with U. S. listed Chinese companies in preparing the financial statements. Ms. Zhu supervises the preparation of the financials in accordance with China Accounting Standards and relies on the team’s assistance to convert the financials to U.S. GAAP. Chief spent 150 hours last year performing their services for us and the total fees we paid for their services were $40,000 last year.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: Except for Chief, we do not retain any non-employees or organizations to prepare our financial statements.

Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE: Mr. Yixiang Zhang is the sole member of our Board of Directors. He is also our Chief Executive Officer. Mr. Zhang founded SHESAYS in 2005 with 10 years of working experiences in pharmaceutical and medical care industry. He has strong expertise in chain operation and brand management. Mr. Zhang has the general knowledge of China Accounting Standards and is learning about U.S. GAAP and internal control over financial reporting. He gains knowledge of U.S. GAAP by discussing with our accounting advisory team regarding the different treatment of accounts.

Prospectus Summary

Our Company, page 5

2.	Please provide the bases for your statements that you and SHESAYS are among the fastest-growing cosmetology businesses in Sichuan, both here and wherever else applicable in your registration statement. If there is an independent agency that has measured the growth of companies in this province, please cite to it and any study it has published to support your assertions. If, however, you are stating your opinion, please amend your disclosure to reflect this.

RESPONSE: Please be advised that we have revised the statement on the Registration Statement where applicable as the following:

Over the past five years, we have achieved a rapid growth of our cosmetology business in Sichuan province.

3.	Please define the term cosmetic Traditional Chinese Medicine here and provide in your Business section a detailed explanation as to how this medicine differs from Western medicine.

RESPONSE: Please be advised that we have revised Traditional Chinese Medicine-related description on the Registration Statement where applicable as the following:

SHESAYS specializes in cosmetology treatments, integrating medical treatment and education. At present, we have such core clinical departments as cosmetic surgery, cosmetic dermatology, cosmetic dentistry, cosmetic Traditional Chinese Medicine (“TCM”). Services provided in cosmetic surgery include eye shaping, facial contour, rhinoplasty, face shaping, wrinkles elimination, breast surgery, chiloplasty, liposuction slimming, ear reshaping, gynecology / male plastic surgery. Cosmetic dermatology department provides such services as laser depilation, acne/pock removal, facelift and wrinkle decrease of Cutera Titan, laser whitening, pore minimizing, skin rejuvenation. Cosmetic dentistry includes the services of optical fluoride whitening, repair of uneven denture, porcelain teeth /cercon, orthodontic treatment, comfortable painless teeth cleaning, complex tooth extraction face-lift surgery, orthodontic caries-prevention and correction for children, adult orthodontics invisible. Traditional Chinese Medicine, also known as TCM, is the medical theory and practices of Chinese culture, especially herbal medicine, acupuncture and osteopathy, for preventing or treating illness, or promoting health and well-being. Cosmetic TCM is to use traditional Chinese Medicine, such as acupuncture and moxibustion, to provide cosmetic service, such as to dispel freckle, lose weight, as well as to enhance the endocrine system. The major difference of Chinese medicine from Western medicine is that it focuses on "health" rather than on "healing" because Chinese medicine promotes overall wellness of an individual, as opposed to the approach of Western medicine in treating the symptoms of an illness.

4.	Please state here, and wherever else applicable in your registration statement, approximately how many new customers you acquired in the 2009 fiscal year, and in your Business section indicate what, if any, new sales or marketing techniques you employed that you believe may have contributed to the high level of growth you experienced that year.

RESPONSE: Please be advised that the relevant section has been updated to the 2010 fiscal year, and that we revised our Business section on page 25 as the following:

For the fiscal year ended December 31, 2010, we generated revenues of $12,173,231which represents a growth of 37.8% compared to $8,834,673 in the previous fiscal year. This increase in revenue is attributed to our increased sale to the existing and new customers in 2010.We serviced 25,682 customers in 2010 compared to 20,514 in 2009. However, our net income decreased from $1,766,442 for 2009 to $1, 342,893 for 2010, a 24.0% decline. The decrease in net income was mainly due to our increased expense related to listing on OTCBB. Our customers are mainly individual consumers and we do not rely on any of them. The number of our customers increased approximately 25% to 25,682 in 2010 from 20,514 in 2009. In 2010, we served 1,960 male customers and 23,722 female customers, compared to 1,996 male customers and 18,518 female customers in 2009. A majority of our customers are in their 20s. In 2010, we sponsored several big events such as Global Final of Miss International. We enhanced our cooperation with traditional media such as TV stations, and built strategic cooperation partnership with Chengdu TV Station. In addition, we used new media platforms such as mobile phones as well as web marketing to enhance our brand name. We believe all these marketing methods contributed to the high level of growth of revenue in 2010.

Risk Factors, page 9

5.	Please revise your disclosure to remove the statements "The risks we have described are not the only ones facing our Company, Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations." All material risks should be identified and disclosed; it is not appropriate to warn investors of unknown or immaterial risks,

RESPONSE: Please be advised that the statement has been removed on page 9.

6.	Please expand your disclosure to include a risk factor that discusses all the risks to investors due to the fact that you do not own the operating business and there are affiliates on both sides of the transactions. Since these are related party agreements, it appears that there is a risk that it would be easy to terminate the agreements and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. Please also disclose whether you have any other assets (other than your interest in the agreement) and any revenues from other sources.

RESPONSE: Please be advised that a new risk factor has been included on page 13 to discuss all the risks to investors due to the fact that we do not own the operating business and there are affiliates on both sides of the transactions. Please be advised that we do not have any other assets and any revenues from other sources other than our interest in the agreements. The risk factor reads as the following:

Unaffiliated stockholders may have limited recourse against our affiliates if they do not abide by or terminate the contractual arrangements that govern our operations, and these relationships may present potential conflicts of interest.

There are affiliates on both sides of the contractual agreements. For example, Mr. Zhang is our Chairman and Chief Executive Officer and may become our largest stockholder (pursuant to an agreement Mr. Zhang signed with a major stockholder of the Company on April 27, 2010, Mr. Zhang is able to purchase 8,970,012 shares of the common stock of our company for a nominal price within 5 years from the execution date of such agreement and then becomes the largest stockholder of the Company). At the same time, Mr. Zhang is the CEO and chairman of the board of our Chinese operating company SHESAYS and hold 45% of equity of SHESAYS.

Since affiliates stand on both sides of the agreements which are critical to our business operations, it would be easy to terminate or modify these agreements. As a result, since these agreements and our affiliates are governed by PRC law, our unaffiliated investors would have little or no recourse since all of the assets of our operating entities are located in China and we do not have any other assets an any revenues from other sources other than our interest in the agreements. Under PRC law, disputes under contractual arrangements are often resolved through arbitration or litigation. Affected stockholders may be limited to seeking damages as PRC courts may be reluctant to order specific performance.

In addition, these relationships may pose potential conflicts of interest. When the interests of these affiliates diverge from our interests, they may be required to exercise their influence in the best interests of both us (or our stockholders) and another related entity and their owners. Some decisions concerning our operations or finances may present conflicts of interest between us and the other entity or person or its affiliates. There is no mechanism in place to resolve these conflicts of interest, and applicable law may also prohibit a stockholder from successfully challenging a transaction with an affiliate if the transaction received the requisite vote of our disinterested directors who received full disclosure of the existence and nature of the conflict.

"Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges," page 9

7.	Please expand this risk factor to list the recent additions to your management team, including an indication of when they were hired,

RESPONSE: Please be advised this risk factor has been revised on page 9 as the following:

Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent additions to our management team, certain of our senior management and employees have worked together at our company for only a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business. Mr. Wenhui Shao, the President of the Company, the President and Board of Director of SHESAYS, joined SHESAYS in 2005. Mr. Xingwang Pu, Chief Technology Officer of the Company, the Board of Director and President in the Technology Department of SHESAYS, joined SHESAYS in 2005. Ms. Wenbin Zhu, Chief Financial Officer of the Company, joined SHESAYS in 2007. Since 2010, we added two new members to our management team of SHESAYS. Meng Hu joined us on November 11, 2010 and serves as administration director in Cosmetic Surgery Department. Yan Deng joined the Company on September 1, 2010 and serves as manager in Customer Service Department.

"A substantial majority of our revenues are currently concentrated in Chengdu . . ..” page 10

8.	In this risk factor, please disclose the percentage of your revenue that is concentrated in Chengdu.

RESPONSE: Please be advised that we have disclosed in this risk factor that “96% of the total revenue in 2010 was generated in Chengdu” on page 10.

"Our expansion plan would be restricted by the need of updating our management systems and shortage of human resources," page 10

9.	Please disclose in this risk factor an estimate of how much you estimate spending on enhancing your management systems, as well as on training and recruitment, over the next fiscal year. In addition, please disclose how you intend to pay for these enhancements.

RESPONSE: Please be advised that we revised the risk factor on page 10 as the following:

Our expansion plan would be restricted by the need of updating our management systems and shortage of human resources.

With the expansion of our business, our management systems and shortage of human resources may become factors restricting our company’s development. We expand our business with a rapid speed, and our current management systems may not be timely updated and there might not be enough talents to be recruited. We will continue to establish and improve our management systems such as counter-crisis plans and organization and position design systems. We will also continue to enhance our medical care personnel’s training and continue our efforts in recruiting high-quality employees. We expect a budget of $150,000 to enhance our management systems in 2011. We will also continue to enhance our medical care personnel’s training system and continue our efforts in recruiting high-quality employees with additional $150,000 estimated expenditure in 2011. The total estimated amount spent on enhancing the management systems as well as on training and recruitment over next fiscal year is $300,000. We will pay for the budget from our net earnings and working capital during 2011.

"If we do not continue to expand and maintain an effective sales and marketing team, it will cause short-term disruptions of our operations . . .," page 11

10.	Please indicate how many of your current sales and marketing personnel were hired in the prior fiscal year, and provide the average number of months each member of your sales team has been employed. Please also indicate how many additional sales employees you project hiring in this fiscal year.

RESPONSE: Please be advised that in 2009 and 2010, we have recruited 6 and 11 sales and marketing staff respectively. For the members of sales team recruited in 2010, the average time of employment is 7 months. For those recruited in 2009, the average time of employment is 18 months. We expect to hire additional 10-15 sales employees in 2011.

"We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position, page 11

11.	To the extent available, please provide an estimate of how much capital you project will be required in the next three fiscal years to realize your plans for expansion.

RESPONSE: Please be advised that we estimate that approximately $30.5 million will be needed for our plans for expansion in the next 3 years.

"If we fail to maintain an effective system of internal controls...," page 11

12.	You disclose in your Form 10-K for the fiscal year ended December 31, 2009 that based on your assessment, your Chief Executive Officer and Chief Financial Officer believe that, as of December 31, 2009, your internal control over financial reporting is not effective. Please expand your disclosure in this risk factor to disclose that your internal control over financial reporting was not effective and disclose why it was not effective.

RESPONSE: Please be advised that we have included a risk factor on page 11 as the following:

Currently we do not maintain an effective system of internal controls and may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our stock may be adversely impacted.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our stock may be adversely impacted. Prior to the consummation of the business combination on June 7, 2010, we were a shell company with nominal operations and nominal assets. We declared in 2009 10-K that the internal controls was ineffective due to lack of proper segregation of functions, duties and responsibilities with respect to our cash and controls over the disbursements related thereto due to our very limited staff, including our accounting personnel. After the restructuring of the company, our internal controls have been improved with new business and operation. We maintain a system of internal controls and procedures and prepare our financial reports according to US GAAP. However, the Company currently does not have an US GAAP expert in its staff and does not have an audit committee, independent directors, and has not established independent oversight over our management and internal controls. Thus we believe our internal controls over financial reporting were not effective as of December 31, 2010. Since December 2010, we have been working to take corrective steps. Our CFO and accounting staff regularly supplement their knowledge related to U.S. GAAP and receive updates regarding changes to or developments in U.S. GAAP via the Internet. Also, we plan to hire experienced professionals, independent directors and set up audit committee when appropriate candidates are identified and sufficient funds are available to us. As we currently do not maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investors’ confidence and the market price of our stock may be adversely impacted.

"We will incur increased costs as a result of being a public company," page 12

13.	As you are already a public company with reporting obligations, as drafted, this risk factor does not appear to be tailored toward your business. Please revise to describe a significant risk that makes this offering speculative or risky without disclosing a risk that could apply to any issuer or any offering. See Item 503(c) of Regulation S-K.

RESPONSE: Please be advised that this risk factor was removed.

"Contractual arrangements we have entered into among our subsidiaries…. page 13

14.	Please expand your disclosure to quantify the tax savings disclosed in this risk factor.

RESPONSE: Please be advised that the risk factor has been revised as the following on page 13:

Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. We did not obtain any tax savings from the contractual arrangements we entered into amongst our subsidiaries and affiliated entities. We do not expect there will be any tax saving in the future.

"Because our funds are held in banks in uninsured PRC bank accounts, the failure of any bank in which we deposit our funds could affect our ability to continue our business," page 16

15.	Please specify the percentage of your assets that are in the form of cash on deposit with banks in the PRC. Please also identify each bank in which you deposit your funds that the failure of such bank could affect your ability to continue your business.

RESPONSE: Please be advised that we have revised the risk factor on page 16 as the following:

Because our funds are held in banks in uninsured PRC bank accounts, the failure of any bank in which we deposit our funds could affect our ability to continue our business.

Funds on deposit at banks and other financial institutions in the PRC are often uninsured. A portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business. At the end of 2010, our deposit of fund in three banks, including Bank of Chengdu, Citic Bank, Shenzhen Development Bank, Bank of China and Agriculture Bank of China, is 0.45% of our total assets. There is low possibility that these banks fails, and we believe the failure of any single bank could not affect our ability to continue our business as our business has little accounts payable and has great capability to generate cash revenue on a day-to-day basis.

"There is currently a very limited trading market for our common stock," page 17

16.	Please disclose in this risk factor that, prior to the fourth quarter ended December 31, 2010, there was no trading activity of your common stock on the Over-The-Counter Bulletin Board.

RESPONSE: Please be advised that we have revised the risk factor on page 17 as the following:

There is currently a very limited trading market for our common stock.

The market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. Currently, our common stock is traded on the Over-The-Counter Bulletin Board. Securities traded on the OTC Bulletin Board typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for our shareholders to sell our common stock. Prior to the fourth quarter ended December 31, 2010, there was no trading activity of our common stock on the Over-The-Counter Bulletin Board.

Business, page 25

17.	On page F-28, you disclose that you relied on three suppliers for the nine months ended September 30, 2010. Please expand your disclose in the Business section to identify the three suppliers you refer to in this discussion as well as the products that you purchase from the supplier. See Item 101(h)(4)(v) of Regulation S-K. In addition, if you have agreements with these supplies, please disclose the material provisions and file copies of these agreements as exhibits to your registration statement. Alternatively, please provide us with an analysis which supports your conclusion that you are not substantially dependent on these agreements.

RESPONSE: Please be advised that the disclosure in this section has been revised on page 25 as the following:

Our raw materials include plastic surgery material, cosmetics, medicine, and dental materials. We have two major suppliers to supply us with botox and prosthesis. Botox injection is one of the most effective Rhytidectomy that is commonly used in cosmetology. Prosthesis is used in the breast implants as the stuffing. We purchase Botox from Sichuan Hengda Biology Products Limited and Mcghan prosthesis from Shanghai Yinuo Medical Products Limited. Each supplier accounted for 12% of our total purchase amount in 2010. We do not rely on Shanghai Yinuo Medical Products Limited as the prosthesis is easily accessible and we can easily find substitute supply in the market. As to botox, we rely on Sichuan Hengda Biology Products Limited as it is the only agent of botox in Sichuan. We do not have purchase agreements with Hengda Biology Products Limited and we purchase the botox at their retail store. However, we have a good cooperation with it for a long time and we believe there is no reason they will stop supplying us with botox. We do not have principal suppliers for other materials.

Overview, page 25

18.	Please revise your disclosure to describe the types of treatments you provide in each of your core clinical departments, e.g. with respect to cosmetic surgery, whether or not you perform facelifts, hair replacement, liposuction, nose surgery, etc. In addition, please provide disclosure regarding your business related to the Smile Angel Foundation as referenced on page 32 of your MD&A.

RESPONSE: Please be advised that we have revised the description on page 25 as the following:

SHESAYS specializes in cosmetology treatments, integrating medical treatment and education. At present, we have such core clinical departments as cosmetic surgery, cosmetic dermatology, cosmetic dentistry, cosmetic Traditional Chinese Medicine (“TCM”). Services provided in cosmetic surgery include eye shaping, facial contour, rhinoplasty, face shaping, wrinkles elimination, breast surgery, chiloplasty, liposuction slimming, ear reshaping, gynecology / male plastic surgery. Cosmetic dermatology department provides such services as laser depilation, acne/pock removal, facelift and wrinkle decrease of Cutera Titan, laser whitening, pore minimizing, skin rejuvenation. Cosmetic dentistry includes the services of optical fluoride whitening, repair of uneven denture, porcelain teeth /cercon, orthodontic treatment, comfortable painless teeth cleaning, complex tooth extraction face-lift surgery, orthodontic caries-prevention and correction for children, adult orthodontics invisible. Traditional Chinese Medicine, also known as TCM, is the medical theory and practices of Chinese culture, especially herbal medicine, acupuncture and osteopathy, for preventing or treating illness, or promoting health and well-being. Cosmetic TCM is to use traditional Chinese Medicine, such as acupuncture and moxibustion, to provide cosmetic service, such as to dispel freckle, lose weight, as well as to enhance the endocrine system. The major difference of Chinese medicine from Western medicine is that it focuses on "health" rather than on "healing" because Chinese medicine promotes overall wellness of an individual, as opposed to the approach of Western medicine in treating the symptoms of an illness.

On page 48 as the following:

Smile Angel Foundation is a Beijing based charity founded in 2006 by Yapeng Li and Faye Wang, a couple of superstars with a child suffering from cheiloschisis. The Foundation is under the support and management of Chinese Red Cross Foundation aiming at helping patients with cheiloschisis and palatoschisis in poor families. SHESAYS is the exclusive private hospital selected by the foundation to provide surgery to the children sponsored by Smile Angel Foundation, and Xingwang Pu is the leader of the foundation project in SHESAYS. The revenue received from the Foundation in 2010 and 2009 were $34,320 and $22,365 respectively, accounted for 0.28% and 0.25% of our total revenue.

PRC Structure, page 26

19.	Please identify the five PRC citizens that own SHESAYS and disclose the percentage of the registrant that each owns. Additionally, for each shareholder that is an officer or director for SHESAYS or its subsidiaries and/or the registrant, please identify each position currently held.

RESPONSE: Please be advised that we have revised the disclosure on page 26 as the following:

We do not currently directly operate medical services outside of China and cannot qualify under PRC regulations. Since we have not been involved in the direct operation of medical services business outside of China, our domestic PRC subsidiary, BOAN, which is considered foreign-invested, is currently ineligible to apply for the required medical services licenses in China. Our medical services business is currently provided through contractual arrangements with our consolidated affiliated entities in China, including SHESAYS and its subsidiaries. SHESAYS is owned by 5 PRC citizens, including Yixiang Zhang, Wenhui Shao, Xingwang Pu, Ning Liu and Bing Fang , with shareholdings in SHESAYS of 45%, 15%, 15%, 15% and 10%, respectively. Currently, Yixiang Zhang holds the position of Chairman and General Manager of SHESAYS and Chairman and CEO of the Company. Wenhui Shao is Director and President of SHESAYS and President of the Company. Xingwang Pu holds the position of Director and President in the Technique Department of SHESAYS and Chief Technology Officer of the Company. Ning Liu and Bing Fang hold the positions of Directors of SHESAYS. SHESAYS and several of its subsidiaries hold the requisite licenses to provide medical services in China.

20.	Please expand this disclosure to include the material provisions of each of the agreements you have with SHESAYS, its subsidiaries and/or its shareholders, including but not limited to duration and termination.

RESPONSE: Please be advised that we have expanded the disclosure to include the material provisions of each of the agreements on page 27 as the following:

Agreements that Provide Effective Control over Sichuan SHESAYS and its future Subsidiaries

We have entered into the following agreements with SHESAYS and its subsidiaries that provide us with effective control over SHESAYS and its subsidiaries:

(i)         an exclusive service agreement, pursuant to which SHESAYS and its subsidiaries irrevocably entrust to BOAN the right of management and operation of SHESAYS and its subsidiaries and the responsibilities and authorities of their shareholders and directors of SHESAYS and its subsidiaries. Under the agreement, without the prior consent in writing by BOAN, none of the SHESAYS and its subsidiaries may accept any management and consulting services from any other third parties. Also, BOAN shall no longer provide any other cosmetology hospitals at the local places of the SHESAYS and its subsidiaries with management and consulting services similar to those hereunder. However, this article does not restrict BOAN from providing such similar services to SHESAYS and its subsidiaries in other cities. Unless terminated earlier by the Parties in writing, the agreement shall be valid for a term of ten (10) years starting from the date April 27, 2010.

(ii)         a voting rights proxy agreement, pursuant to which the shareholder of SHESAYS and its subsidiaries have granted the personnel designated by BOAN the right to appoint directors and senior management of SHESAYS and its subsidiaries and to exercise all of their other voting rights as shareholders of SHESAYS and its subsidiaries, as the case may be, as provided under the articles of association of each such entity. This agreement, dated April 27, 2010, takes effect from the date of due execution of all the Parties, with the valid term of twenty (20) years, unless terminated in advance by written agreement of all the Parties or according to Article 8.1 of this Agreement. This Agreement shall automatically renew for another one (1) year when the term (whether original or extended, if applicable) of this Agreement is due, unless BOAN gives a thirty-day notice in writing to the other Parties of the cancellation of such renewal.

(iii)         a call option agreement, pursuant to which:

(a)         Neither SHESAYS nor any of its subsidiaries may enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of BOAN;

(b)         Neither SHESAYS nor any of its subsidiaries will distribute any dividends without the prior written consent of BOAN and

(c)         BOAN or its designee has an exclusive option to purchase all or part of the equity interests in SHESAYS, all or part of the equity interests in SHESAYS subsidiaries owned by SHESAYS or its nominee holders, or all or part of the assets of SHESAYS, in each case when and to the extent permitted by PRC law. In case of BOAN exercising the call option in its sole discretion upon the occurrence of the situation in which such call option exercise become feasible under the relevant laws in PRC, any additional consideration paid other than the $1.00 which may be required under the laws of China to effect such purchase to comply with such legal formalities shall be either cancelled or returned to SHESAYS immediately with no additional compensation to the owners. This agreement, dated April 27, 2010, shall take effect as of the date of formal execution by the Parties. For each Shareholder, this Agreement shall terminate in respect to such Shareholder when all the Option Equity of all the Target Company held by him is legally transferred under the name of BOAN and/or other entity or individual designated by it in accordance with the provisions of this agreement ; and

(iv)         an equity pledge agreement pursuant to which each of shareholders of SHESAYS has pledged his or her equity interest in SHESAYS and its subsidiaries, as the case may be, to BOAN to secure their obligations under the relevant contractual control agreements, including but not limited to, the obligations of SHESAYS and its subsidiaries under the exclusive services agreement, the call option agreement, the voting rights proxy agreement described above, and each of them has agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in SHESAYS or its subsidiaries without the prior written consent of BOAN.

This agreement shall become effective upon the satisfaction of all of the following conditions:

(1) this agreement is duly executed ; and

(2) the equity pledge hereunder has been legally recorded in the shareholders' register of the SHESAYS and/or SHESAYS subsidiaries

SHESAYS’s and/or SHESAYS subsidiaries’ shareholders shall provide the registration certification of the Equity Pledge being recorded in the shareholders' register as mentioned above to BOAN in a way satisfactory to BOAN

This Agreement shall have its valid term until the full performance of the obligations under the relevant contractual control agreements or the full repayment of the guaranteed liabilities, all direct, indirect and consequential losses and losses of foreseeable profits suffered by BOAN due to any breach events, and all fees incurred by BOAN for the enforcement of the obligations of SHESAYS and/or SHESAYS subsidiaries.

21.	Please expand your disclosure for your Management Entrustment Agreements to disclose the amount of management fees paid under each agreement to date. If no fees have been paid, please include a risk factor and other disclosure, including disclosure in your liquidity section of your Management's Discussion and Analysis, regarding why no fees have been paid to date and the related impact on your business and liquidity.

RESPONSE: Please be advised that no management fees have been paid under the Management Entrustment Agreement and we have included a risk factor on page 11 and include disclosure in our liquidity section of our Management's Discussion and Analysis on page 35, regarding why no fees have been paid to date and the related impact on our business and liquidity as the following:

Our liquidity may be negatively affected by the waiver of payment of management and service fee for the term of three years.

Pursuant to the contractual arrangements between our subsidiary, BOAN with SHESAYS and its stockholders, BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees. The service fees shall be equal to 100% of the residual return of SHESAYS and its subsidiaries which can be waived by BOAN from time to time at its sole discretion. Pursuant to the Supplementary Agreement to the Exclusive Service Agreement on March 22, 2011, BOAN and SHESAYS reached an agreement that, in order to support the strategic expansion plan of SHESAYS in China, BOAN agreed to waive the service fees to be paid by SHESAYS for three years commencing from April 27, 2010 so that SHESAYS can execute its business expansion plan, launch the flagship hospital in Chengdu and establish the cosmetology hospitals in various locations in China. As we do not have any other assets and any revenues from other sources other than our interest in the agreements, our liquidity could be negatively affected by the waiver of payment of management and service fee.

Liquidity

Pursuant to our BOAN’s contractual arrangements with SHESAYS, BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees, which shall be equal to 100% of the residual return of SHESAYS and its subsidiaries and can be waived by BOAN from time to time at its sole discretion.

BOAN and SHESAYS reached an agreement that, in order to support the strategic expansion plan of SHESAYS in China, BOAN waived the service fees to be paid by SHESAYS for three years commencing from April 27, 2010 so that SHESAYS can execute its business expansion plan, launch the flagship hospital in Chengdu and establish the cosmetology hospitals in various locations in China. Therefore, no service fees have been paid to BOAN by SHESAYS up to date. Based on our expansion plan and past experience with respect to the new clinics launched in 2010, we believe that we need to retain our existing cash reserves and cash flow from operations in SHESAYS to support annual growth in the number of customers and number of new outpatient clinics and our planed new flagship hospital openings in fiscal 2011.

22.	On page 28, you disclose that pursuant to the opinion of your PRC legal counsel that your ownership structure, contractual arrangements and business operations are incompliance with existing laws. Please file as an exhibit to your registration statement an English translation of the opinion of your PRC legal counsel with respect to these matters.

RESPONSE: Please be advised that an English translation of the opinion of our PRC legal counsel has been filed as an exhibit to the registration statement.

Intellectual Property, page 28

23.	Please indicate the non-cash consideration, if any, your Chief Executive Officer is receiving in return for allowing SHESAYS to use the trademark he owns. Please also file the agreement between them as an exhibit to your registration statement.

RESPONSE: Mr. Zhang has entered into an agreement with SHESAYS to allow SHESAYS to use the trademark without charge. There is no non-cash consideration that Mr. Zhang received in return for allowing SHESAYS to use the trademark. The agreement between Mr. Zhang and SHESAYS has been filed as an exhibit to the registration statement.

24.	Please state the durations of the trademark your Chief Executive Officer is currently allowing SHESAYS to use as well as the trademark SHESAYS has registered at the State Administration for Industry and Commerce of China.

RESPONSE: Please be advised that we have revised the disclosure on page 28 as the following:

Mr. Yixiang Zhang, our CEO, owned a trademark registered at the State Administration for Industry and Commerce of China, namely, “西婵” (translated as “SHESAYS” in English). Mr. Zhang has entered into an agreement with SHESAYS to allow SHESAYS to use the trademark for ten years from December 8, 2006 to December 7, 2016. The agreement could be renewed for extension upon expiration. There is no non-cash consideration that CEO received in return for allowing SHESAYS to use the trademark. “SHESAYS” will appear as our core brand and its registration will expire in 2017.

In addition, SHESAYS registered two trademarks with the State Administration for Industry and Commerce of China, namely, “SHESAYS” and “钧阁”, the latter of which is translated as “Junge” in English and will appear in our clinics and skincare centers. The registration of “SHESAYS” and“钧阁“will both expire in 2020. Generally, we can renew our registration when the registration of the trademarks expires.

Marketing

Three-level Cosmetic Service Model of SHESAYS, page 29

25.	Please explain in greater detail why you believe the three-level service model is effective and how it enables you to provide services based on different areas' needs and spending habits.

RESPONSE: Please be advised that we have explained in greater detail why we believe the three-level service model is effective and how it enables us to provide services based on different areas’ needs and spending habits on page 29 as the following:

Three-level Cosmetic Service Model of SHESAYS

We have developed a business plan of three-level model and began its execution since the year of 2010. We expect to establish and complete the three-level service mode in the next 3 years.

Three-level service model is an important component of our marketing strategy. At the first level of the service model, through specialty medical cosmetology hospitals, we mainly provide advanced medical cosmetic service including comprehensive plastic surgery service, and large operation projects. At the second level, through clinics/outpatient departments in second or third-tier cities, we will focus on relatively simple cosmetic operations, and laser skincare procedures. At the third level, through skincare centers, we will provide daily skincare, consultancy, regular experts’ diagnosis and other daily beauty services.

Hospitals will be established in regional central cities such as Chengdu, Chongqing, Guiyang and Kunming. These comprehensive cosmetic surgery hospitals will provide all-round plastic surgery services for SHESAYS’s customers in these regions, including a full range of cosmetic services such as plastic surgery, skin care, cosmetic dentistry and TCM cosmetic services, especially major, complex and sophisticated plastic surgeries.

Simple cosmetic operations service, such as non-invasive surgery services, will be provided by clinics/outpatient departments established in second or third-tier cities. With the advantages of laser application, non-invasive surgery can be completed in these clinics/outpatient departments, while those major, sophisticated and high-end operations will be transferred to our specialty hospitals.

SHESAYS will also establish skincare centers in most cities in Sichuan and offer daily skincare, consultancy, regular experts’ diagnosis and other daily beauty services in the skincare centers. Through these skincare centers, we can attract more consumers with professional services and periodic expert diagnosis activities, and establish a large membership database, which provides a potential customer foundation for the cosmetic surgery hospitals and medical cosmetic clinics /outpatient departments.

Three-level service model allows the Company to focus its resources at different level of the facilities, cater to the needs and spending habits of different areas, and benefit from long-term customer relationships cultivated though skincare centers.

Competition, page 29

26.	You note in this discussion that you compete for plastic surgery clients on the bases listed herein. Please state the criteria by which you compete for business in your other core departments. If you have principal competitors in these other departments that differ from the ones you note here, please include the names of these other competitors as well.

RESPONSE: Please be advised that we revised our disclosure on page 29 as the following:

Competition

We compete with some of the largest cosmetology hospitals such as Huamei Zixin Medical Cosmetology Hospital, Chengdu Dahua Medical Plastic Hospital in southwest China. We compete for plastic surgery and other services primarily on the basis of location, price, technique level, the range and the quality of services and our brand name.

Compared to our competitors, we have the following competitive advantages:

Personnel advantage: in order to ensure access to qualified doctors and personnel, we cooperate with medical schools in Sichuan, Jiangxi and Shanxi to provide internship opportunities for future professionals and build a talent pipeline for senior doctors and general practitioners.

Management advantage: Our senior management is comprised of marketing experts in medical industry and qualified experts and talents in cosmetic surgery industry.

Equipment advantage: Our main medical equipment were imported from the world-class manufacturers such as U.S.-based Candela, Cynosure, and Cutera, and Germany-based Fotona.

We also compete for such business as esthetic dentistry, gynecology/male plastic surgery with private dental clinics and cosmetology departments in regular public hospitals. Our esthetic dentistry department has technologic advantage over typically small private dental clinics in China as we are focusing on teeth whitening and Orthodontic brace and equipped with advanced equipment. With regard to the cosmetology departments in regular public hospitals, we believe our quality of services differentiates us from regular public hospitals because these public hospitals are state-owned non-profit organization in China and usually have less motivation to provide high quality medical service for the patients.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues, page 31

27.	Here you state that the increase in revenues of $4.4 million is attributed to increased and expanded sale to new and existing customers in 2009. Please quantify the effect of the increase in your customer base for the periods presented. In addition, please separately quantify the increases in revenue attributable to volumes and price increases. This also applies to your discussion on page 34. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: Please be advised that we have revised the disclosure on page 33 as the following:

Total revenues increased by approximately $3.3 million or 37.8% to approximately $12.2 million in 2010 from approximately $8.8 million in 2009. Our sales growth was driven by sales from our new outpatient clinics in Leshan, Yibin and Zigong, and our continued efforts to attract new customers in the headquarter hospital. We serviced approximately 25,682 customers in the headquarter hospital and three clinics in 2010 compared to approximately 20,514 customers in 2009. As there is little change in our service price, the increase in revenue is mainly due to the increase in the numbers of our customers.

Cost of Revenue and Operating Expenses, page 32

28.	Please refer to your discussion of cost of revenue and operating expenses. You have identified several factors contribute to the material change in cost of revenue and operating expenses. Please quantify the impact of each factor. Refer to FRC Section 501.04. Further, you state that the overall increase in operating expenses was in proportion to sales. Please tell us how you derived this conclusion. We note that operating expenses increased 69%, while sales increased 98%.

RESPONSE: Please be advised that the relevant section has been updated to our fiscal year of 2010 and the answer reflects the new data. We have revised the disclosure on page 33 as the following:

Cost of revenue. Our cost of revenues, which includes costs of service revenue, cost of goods sold and depreciation, increased by approximately $0.7 million, or 29.3% to approximately $3.4 million in 2010 from approximately $2.6 million in 2009. As a percentage of net revenues, the cost of goods sold increased approximately by 1.8% to 29.3% in 2010, from 27.5% in 2009. The increase in cost of sales was mainly due to the increase in revenues during the year.

COST OF		For the year ended December 31,
REVENUE
	2010	2009	Increase/	%
			(Decrease)	Change

Cosmetic surgery service	(1,762,733)	(1,536,779)	(225,954)	14.7%
Professional medical beauty service	(847,827)	(517,428)	(330,399)	63.9%
Cosmetic dentistry services	(164,928)	(168,547)	3,619	-2.1%
Sales of goods	(228,078)	(162,705)	(65,373)	40.2%
	$(3,003,566)	$(2,385,459)	$(618,107)	25.9%
Depreciation	(349,328)	(206,831)	(142,497)	68.9%
Total cost of revenue	$(3,352,894)	$(2,592,290)	$(760,604)	29.3%

Total Operating Expenses. Our total operating expenses increased by approximately $2.6 million or 60.4% to approximately $6.8 million in 2010 from approximately $4.2 million in 2009. As a percentage of net revenues, total operating expenses increased from 47.9% in 2009 to 55.8% in 2010. The increase in our total operating expenses was mainly attributed to marketing and advertising expenses and professional and consultant fees relating to being a public company.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by approximately $0.2 million, or 6.8% to approximately $2.9 million in 2010 from approximately $2.7 million in 2009. As a percentage of net revenues, selling, general and administrative expenses increased by 6.8% to 30.3% in 2010, as compared to 23.5% in 2009. The increase in expenses was due to the increase in salary cost and leasing expenses of three new clinics and current headquarter hospital.

Advertising costs. Our advertising costs increased by approximately $1.7 million or 133.6% to approximately $3.0 million in 2010 from approximately $1.3 million in 2009. Advertising costs as a percentage of net revenues increased by 10.2% to 24.8% in 2010 as compared to 14.6% in 2009. The increase in our advertising expenses was mainly contributable to the increase in marketing expenses and promotion of the brand name of “SHESAYS” in Sichuan’s cosmetology market.

Professional and consultant fees. Our professional and consultant fees increased by approximately $0.6 million or 418.4% to approximately $0.7 million in 2010 from approximately $0.1 million in 2009. As a percentage of net revenues, professional and consultant fees were increased from 1.6% in 2009 to 5.9% in 2010. The significant increase in our professional and consultant fees was mainly attributed to expenses incurred related to being a public company.

Liquidity and Capital Resources

Operating Activities, page 33

29.	Please elaborate on your explanation of material changes in financial statement line items, such as inventory, other current assets and prepaid expenses, and other payables and accrued liabilities. Please ensure that discussion provides quantitative disclosures about the source of such changes and the reason why such changes occurred, rather than reiterate information found in the notes to the financial statements. This comment also applies to your discussion on page 36.

RESPONSE: Please be advised that we have elaborated our disclosure on page 35 as the following:

Inventories. Our inventories increased by approximately $0.19 million or 55.17% to approximately $0.52 million in 2010 from approximately $0.34 million in 2009. The increase in our inventory was mainly attributed to our increase in revenue and customers.

Other current assets and prepaid expenses. Our other current assets and prepaid expense increased by 175% from 0.53 million in 2009 to 1.45 million in 2010. The increase was mainly due to the increase in other receivables, which were advances to a subsidiary which is still in the process of incorporation for pre-operating expenses. In 2010, we opened clinics in Leshan, Yibin and Zigong.

30.	As substantially all of your operations are in China, and your parent company is located in the United States, there appear to be restrictions on your ability to obtain cash from your operations in China and to pay interest and principle on debt or dividends on your equity at the parent level. Please disclose within Management's Discussion and Analysis, the nature of the restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity.

RESPONSE: Please be advised that there is no such restriction on our ability to obtain cash from our operations in China and to pay interest and principle on debt or dividends on our equity at the parent level. According to Article 19 of the Law of the People’s Republic of China on Foreign-Investment Enterprises, foreign investors may remit abroad profits that are lawfully earned from a foreign-Investment enterprise, as well as other lawful earnings and any funds remaining after the enterprise is liquidated.

Nine Months Ended September 30, 2010, Compared to the Nine Months Ended September 30, 2009, page 34

31.	Please disaggregate your customer service revenue and the cost of revenue to present based on the cosmetology categories, consistent with your presentation on page 32.

RESPONSE: Please be advised that we have updated the S-1/A to the full fiscal year of 2010.

Critical Accounting Policies

Revenue Recognition

Service Fees, page 37

32.	Please revise your disclosure to clarify how system usage is measured. Further, please tell us, and revise your disclosure to state whether there are any contingencies associated with your service revenue. If so, state whether such amounts have been material to your operations for the periods presented.

RESPONSE: Please be advised that we have revised the disclosure on page 36 as the following:

Revenue from rendering of services is recognized when the services are rendered. Fees received in advance for prepaid service packages are recorded as deferred revenue under current liabilities and are recognized on a systematic basis in accordance with service usage. As the Company is primarily engaged in providing professional medical beauty and cosmetic services, the Company is subject to claims from customers, usually in form of demand for refund of service fee paid. The Company’s policy allows for refund only upon the Company’s authorization for reasonable demand. Based on the past experience on refunds incurred, the Company considers that amount is not material to the Company’s operation. The Company recognized refund of service fee as a reduction in revenue at the time when the amount of refund is agreed between the Company and the customer. During the years ended December 31, 2010 and 2009, the amount of refund of service fee was $31,393 and $24,130 respectively.

Financing Activities, page 36

33.	You note that you received a bank loan in the first quarter of 2010 in the amount of $880,230. Please state in this discussion the material terms of this loan, including the name of the lender, duration and the interest rate payable. Please file your agreement with this lender as an exhibit to your registration statement.

RESPONSE: Please be advised that we have revised the disclosure related to loan facilities on page 36 as the following:

As of December 31, 2010, the Company and its subsidiaries have the following credit facilities:

All amounts, other than percentages, are in U.S. dollars
No	Type	Contracting Party	Valid Date	Duration	Amount
1	Loan	Bank of Chengdu	February 10, 2010	1 year	$0.46 million
2	Loan	Bank of Chengdu	February 23, 2010	1 year	$0.46 million

We have approximately $0.9 million in total loans: $0.46 million will mature on or before February 9, 2011 and $0.46 million will mature on or before February 22, 2011. We will use our working capital to repay each loan when it matures. We will also consider renewing the loans so that we have more liquidity for future expansion. However, we cannot provide any assurances that we will be able to timely refinance any of our debt on terms favorable to the Company.

Interest expense paid for the above short term loans totaled $48,852 and $3,224 for 2010 and 2009, respectively. There is no default in payment in respect of all of our obligations under the terms of the outstanding loan facilities and we have not breached any covenant thereof.

Directors, Executive Officers and Corporate Governance., page 42

34.	It appears from your disclosure that Yixiang Zhang is the only director of registrant, Please revise your disclosure to clarify.

RESPONSE: Please be advised that we have clarified that Mr. Zhang is our only director on page 43.

35.	Please expand your disclosure to include for each of your directors his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

RESPONSE: Please be advised that Mr. Yixiang Zhang is the only member of the board of directors. His experience and qualifications are disclosed on page 43 as the following:

Yixiang Zhang, 37, Chairman of the Board and Chief Executive Officer. Mr. Zhang founded SHESAYS in 2005 with 10 years of working experiences in pharmaceutical and medical care industry. He has strong expertise in chain operation and brand management. From 1998 to 2000, Mr. Zhang was the sales manager and investment manager of the chain drugstores in 999 Group, one of the leading enterprises in the field of pharmaceutics in China. In 2005, he established SHESAYS Cosmetic Surgery Hospital and has been the CEO and chairman of the board since then. Mr. Zhang graduated from Huaxi Medical School of Sichuan University with a bachelor’s degree in public health. He is a member of Chengdu Youth Federation and tutor of Youth Business China (the “YBC”). Mr. Zhang is the sole director of the Company. Mr. Zhang has been included in the board as he is the founder of SHESAYS, the chairman of the board and the CEO of the Company, and has extensive experience in the cosmetology business and management.

Executive Compensation

Certain Relationships and Related Transactions, page 47

36.	You disclose here that on April 27, 2010, BOAN entered into a series of contractual agreements with SHESAYS and the stockholders of SHESAYS in which BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees. At the time these agreements were signed, it appears that certain of your directors, executive officers and/or significant shareholders may have served as officers, directors or significant shareholders of SHESAYS or its subsidiaries. Please expand your disclosure to provide the disclosure required by Item 404 of Regulation S-K or explain why disclosure under this Item need not be provided.

RESPONSE: Please be advised that we have expanded our disclosure on page 47-48 as the following:

PRC Structure

Affliates in Both Sides of the Contractual Arrangement (See the Sections of Corporate History and PRC Structure under Item 1 Business for the details of the contractual arrangements)

Substantially all of our operations are conducted in China through BOAN, our wholly-owned subsidiary in China, and through our contractual arrangements with several of our consolidated affiliated entities in China, including SHESAYS and its subsidiaries. SHESAYS and its subsidiaries directly operate our cosmetology hospitals. Pursuant to the contractual agreement, BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees. SHESAYS and its subsidiaries agreed to pay 100% of its residual return to BOAN. Based on these contractual arrangements, Perfect Support, through BOAN, becomes the primary beneficiary of SHESAYS and its subsidiaries.

SHESAYS is owned by 5 PRC citizens, including Yixiang Zhang, Wenhui Shao, Xingwang Pu, Ning Liu and Bing Fang, with shareholdings in SHESAYS of 45%, 15%, 15%, 15% and 10%, respectively. Currently, Yixiang Zhang holds the position of Chairman and General Manager of SHESAYS and Chairman and CEO of the Company. Wenhui Shao is Director and President of SHESAYS and President of the Company. Xingwang Pu holds the position of Director and Technique President of SHESAYS and Chief Technology Officer of the Company. Ning Liu and Bing Fang hold the positions of Directors of SHESAYS.

37.	On page 32, you disclose revenues related to Smile Angel Foundation. On page 43, you disclose that Xingwang Pu, your Chief Technology Officer and director of SHESAYS, is the leader of the medical team of Smile Angel Foundation. Please expand your disclosure to provide the disclosure required by Item 404 of Regulation S-K or explain why disclosure under this Item need not be provided.

RESPONSE: Please be advised that we have revised the disclosure on page 48 as the following:

Revenue related to Smile Angel Foundation

Smile Angel Foundation is a Beijing based charity founded in 2006 by Yapeng Li and Faye Wang, a couple of superstars with a child suffering from cheiloschisis. The Foundation is under the support and management of Chinese Red Cross Foundation aiming at helping patients with cheiloschisis and palatoschisis in poor families. SHESAYS is a unique private hospital selected by the Foundation to provide surgery to the children sponsored by Smile Angel Foundation, and Xingwang Pu, Chief Technology Officer and Board of Director of SHESAYS, is the leader of the foundation project in SHESAYS. The revenue received from the Foundation in 2010 and 2009 were $34,320 and $22,365 respectively, accounted for 0.28% and 0.25% of our total revenue.

SN Strategies Corp. and Subsidiaries

Note 1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-7

38.	We have reviewed your disclosure surrounding the organization of the Company and have the following comments:

Please revise your disclosure here and on page F-22 to include the significant terms of the Restructuring Agreement which Sichuan SHESAYS a contractually controlled affiliate under ASC Topic 810;

Please clarify for us and in your disclosure here and on page F-22 how Chengdu BOAN and Sichuan SHESAYS were under common control before the consummation of the Restructuring Agreements on April 27, 2010; and

Please revise your disclosure here and on page F-22 to provide a quantitative discussion of the consideration exchanged in conjunction with this transaction. Include a description of the shares that were purchased and issued to all parties,

RESPONSE: Please be advised that the disclosure has been expanded and revised in Note 1 on page 6 as the following:

On April 27, 2010, Chengdu Boan entered into a series of contractual agreements (collectively known as the Restructuring Agreements and see note 2) with Sichuan Shesays and the stockholders of Sichuan Shesays in which Chengdu Boan assumed the management of the business activities of Sichuan Shesays and its subsidiaries, if any, from time to time, Sichuan Shesays and its subsidiaries agreed to pay 100% of its residual return to Chengdu Boan. Through this arrangement, Sichuan Shesays and its subsidiaries, if any, became contractually controlled subsidiaries of Chengdu Boan. Based on these contractual arrangements, the Company considers Sichuan Shesays and its subsidiaries to be Variable Interest Entities (“VIEs”) under ASC 810 "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”and Perfect Support through Chengdu Boan is the primary beneficiary of Sichuan Shesays and its subsidiaries (See note 2). Accordingly, Sichuan Shesays and its subsidiaries should be consolidated under ASC 810. Immediately prior to the transaction completed on April 27, 2010, both the five directors who owned 90% of Perfect Support and the 100% stockholder of Chengdu Boan owned 100% of the registered capital of Sichuan Shesays. As Perfect Support, Chengdu Boan, Sichuan Shesays and its subsidiaries were under common control, the contractual arrangements have been accounted for as a reorganization of entities under common control and the consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented.

On June 6, 2010, SN Strategies Corp., the Parent, China Shesays Medical Cosmetology Inc., the Merger Sub, a Nevada corporation, wholly owned by the Parent and incorporated on May 20, 2010, Perfect Support, known as the Acquired Sub, and the stockholders of the Acquired Sub, entered into an Agreement and Plan of Merger pursuant to which the Merger Sub agreed to acquire 100% of the common stock of the Acquired Sub. In connection with the merger, the Merger Sub issued to the stockholders of the Acquired Sub 10 shares of its common stock of $0.001 each amounting to $0.01 for 50,000 shares of the Acquired Sub’s common stock of $1 each amounting to $50,000 which represents 100% of the outstanding shares of the Acquired Sub’s common stock. The 10 shares of common stock of the Merger Sub were subsequently converted to 13,500,012 shares of common stock of the Parent Company.

Concurrent with the merger, the Merger Sub merged with and into the Parent at the effective time of the merger. The Merger Sub no longer exists, and the Parent’s name was subsequently changed to the Merger Sub’s name.

For financial reporting purposes, the merger has been accounted for as a recapitalization of the Parent whereby the historical financial statements and operations of the Acquired Sub become the historical financial statements of the Company, with no adjustments to the carrying values of the assets and liabilities. Share and per share amounts reflect the effects of the recapitalization for all periods presented. In addition, the presentation for all periods includes equity transactions of the Acquired Sub as adjusted for the effects of the recapitalization.

(J) Revenue Recognition, page F-9

39.	Please disclose your product return policy, and clarify whether such returns have been material to your operations for the periods presented.

RESPONSE: Please be advised that this policy has also been disclosed in Note ( 1I ) on page 9 as the following:

It is the Company’s policy that goods are not allowed to return once they are inspected by and delivered to the customer. Accordingly, the Company makes no allowance for potential losses arising from sales return.

40.	You state that the Company recognizes a reduction in revenue when the coupon is received, except where redemption will result in services being sold at a loss in which case a liability is recorded when the coupon is distributed. Please clarify how your policy here complies with ASC 605-50-25-3 and ASC 605-25-5 and 6. Further, please tell us how you recognize cash coupons under circumstances in which revenue is deferred.

RESPONSE: Please be advised that these policies have been discussed and disclosed in Note (1I) on page 9 as the following:

The Company recognizes a reduction in revenue as a promotional allowance for these cash coupons at the later date at which the related revenue is recognized or the date at which the coupons are distributed in accordance with ASC 605-50-25-3.

Please also be advised that it is our policy that cash coupons can only be redeemed for services which will be completed within one day. Therefore, there is no deferred revenue for services in which cash coupon can be redeemed.

(Q) Segments, page F-11

41. Please provide the disclosures required under ASC 280-10-50-40.

RESPONSE: Please be advised that the disclosure has been updated according to ASC 280 in Note (1P) on page 11 as the following:

The Company operates in only one segment, providing professional medical beauty and cosmetic services. ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the services provided and products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

Note 8. Income Tax, page F-14

42.	Please clarify for us and in your disclosure how the $3,003,789 Federal and State tax rate at 34% on net income was determined and what the tax reduction of approximately $2.0 million is attributed to. Further, you state that the applicable income tax rate is 10% of net service revenue. Please clarify why your taxes are substantially less than this amount.

RESPONSE: Please be advised that the figures and disclosures has been revised and updated to the result of 2010 in Note 9 on page 15.

Please also be advised that we were allowed to use 10% of our service revenue as the basis for computation of our net income for income tax purposes for 2009 and the income tax rate still remained at the standard rate of 25%. The use of this basis is at the discretion of the local tax bureau and has to be applied for every year. Therefore, the tax reduction of approximately $2 million represents the amount of income taxes saved on election of this basis.

China SHESAYS Medical Cosmetology Inc. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Note 10. Other Assets, page F-25

43.	Please clarify for us and elaborate in your disclosure the nature of this transaction and clarify why this amount is recorded as an asset.

RESPONSE: Please be advised that the cash was kept in a temporary bank account for capital verification purposes. As of September 30, 2010, the Company deposited $242,681 in a temporary bank account for establishing the subsidiary in Zigong City, China. Since the subsidiary was still in the process of incorporation as of September 30, 2010, the deposit was classified as Other Assets in the consolidated financial statements for the third quarter ended September 30, 2010. As of December 31, 2010, the subsidiary in Zigong City completed the incorporation process and there was no temporary bank account for the deposit any more. As the disclosure has been updated to the results of December 31, 2010, the Item Other Assets is removed.

Note 19, Subsequent Events, page F-28

44.	You state the 600,000 shares of stock "were delivered to an escrow agent in order to secure the Company's obligation under the Securities Purchase Agreement". Please disclose what specifically this obligation is, and how you intend to account for this obligation. Further please tell us how you plan to account for the price adjustment feature described in the first paragraph on page 8. Lastly, please disclose the warrants issued in conjunction with this transaction as well as the cost of the warrants.

RESPONSE: Please be advised that the disclosure has been revised and updated in Note 3 on page 13 and Note 11 on page 17 as the following:

On November 5, 2010, the Company completed on a private placement financing pursuant to a Securities Purchase Agreement (“the Purchase Agreement”) with a group of accredited investors (“investors”). The Company received $1,200,000 from the investors (as defined under Rule 501 (a) of Regulation D promulgated under the Securities Act) for an issue of 600,000 shares of restricted common stock of the Company at $2.0 per share.

The 600,000 were delivered to an escrow agent pursuant to the Purchase Agreement. In the event that the Company’s consolidated financial statements for the fiscal year ended December 31, 2011 reflect less than $6,400,000 of after-tax net income, the 600,000 shares shall be transferred to the investors. If the Company meets or exceeds the make good target, the shares will be returned to the Make Good Pledgor. Since it is most likely that the targeted profit for the fiscal year ended December 31, 2011 cannot be achieved, the shares will need to be transferred to the investors. No accounting entries are required.

Pursuant to the Purchase Agreement, the share price will be adjusted within three years if the company issues new shares less than $2.0 per share. In addition, according to the put option in the Purchase Agreement, the purchaser will be granted liquidated damage if the after-tax net income in 2011 is less than that of in 2010, and if the government agency challenges or otherwise takes any actions that adversely affect the company’s plan to be listed on Nasdaq mainboard. As of December 31, 2010, the Company believes that it will not issue any shares of common stock at a price less than $2.0 per share. In addition, the Company’s after-tax net income for the fiscal year ended December 31, 2011 is not expected to be less than the Company’s after-tax net income for the fiscal year ended December 31, 2010. And the Chinese governmental agency is not expected to challenge or otherwise take any actions that adversely affect the Company’s plan to be listed on Nasdaq mainboard. Thus, the Company has not accrued any liquidated damages.

Pursuant to a Financial Advisory Services Agreement entered into between Sichuan SHESAYS Cosmetology Hospital Co., Ltd., a subsidiary of the Company, and Chief Capital Limited, a subsidiary of Chief Securities Ltd., the Company issued to Chief Capital Limited a warrant to purchase 48,000 shares of Common Stock as part of Chief Capital Limited’s service commission in connection with the private placement. The cost of warrant was estimated by using Black-Scholes Option Pricing Model and the $7,911 was recognized at the end of December 31, 2010.

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff have any questions regarding the Amendment No.1 to the Current Report or any of our responses to the Comment Letter, please do not hesitate to contact Howard H. Jiang at (212)704-6063 or Jie Xiu at (212) 704-6018 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5939.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By:	/s/ Yixiang Zhang
Yixiang Zhang

Chief Executive Officer